UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 July 2015

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement USL disclosure of sale of equity shares of UBL (07 July 2015)	Announcement Total Voting Rights (31 July 2015)
Announcement Director/PDMR Shareholding (10 July 2015)	Announcement Blocklisting Interim Review (31 July 2015)
Announcement Restructuring of S. African and Namibian operations (28 July 2015)	Announcement Blocklisting Interim Review and Cancellation (31 July 2015)
Announcement Diageo directors recommend final dividend (30 July 2015)

Diageo PLC - USL disclosure of sale of equity shares of UBL
Dated 07 July 2015

7 July 2015

United Spirits disclosure of sale of equity shares of United Breweries Limited

United Spirits Limited, a subsidiary of Diageo plc, today notified the Bombay Stock Exchange of the sale of its outstanding equity holding amounting to 8,500,000 shares in United Breweries Limited to Heineken International B.V. at a price of Rs 1,030 per share. The aggregate consideration net of brokerage costs is Rs 8,720 million.

Following the completion of this sale, United Spirits Limited will hold no shares in United Breweries Limited.

For enquiries

Media relations
Kirsty King +44 (0) 208 978 6855
Global.press.office@diageo.com

Investor relations
Pier Falcione +44 (0) 208 978 4838
James Crampton +44 (0) 208 978 4613
Investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

Ends

Diageo PLC - Director/PDMR Shareholding
Dated 10 July 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 July 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan
(the "Plan"), namely:
(i) the following director of the Company was allocated Ordinary Shares on 10 July 2015 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
D Mahlan	10
(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 July 2015 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	10
D Cutter	9
S Moriarty	10
L Wood	9

           The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

           The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.08.

           The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 July 2015 that Dr FB Humer, a director of the Company, had purchased 435 Ordinary Shares on 10 July 2015 under an arrangement with the Company, whereby he has agreed to use an amount of
    £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

            The Ordinary Shares were purchased at a price per share of £19.08.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	60,532
D Mahlan	280,581 (of which 137,626 are held as ADS)*
Name of PDMR	Number of Ordinary Shares
N Blazquez	79,432
D Cutter	11,920
S Moriarty	42,368
L Wood	6,001

C Matthews
Assistant Company Secretary
10 July 2015

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Restructuring of S. African and Namibian operations
Dated 28 July 2015

28 July 2015

Diageo announces restructuring of South African and Namibian operations

Diageo today announces that Diageo, Heineken N.V. (Heineken) and the Ohlthaver & List (O&L) Group of Companies, the majority shareholder of Namibia Breweries Limited (NBL), have agreed to restructure their South African and Namibian joint ventures. When the transaction has completed, Diageo will operate in South Africa and Namibia through wholly-owned subsidiaries. To implement the transaction, Diageo will:

• sell its

o 42.25% equity stake in DHN Drinks (Proprietary) Limited and transfer the associated shareholder loan to Heineken;

o 25% equity stake in the Sedibeng brewery in Gauteng, South Africa to NBL and transfer the associated shareholder loan to Heineken; and

o 15% equity stake in NBL to Heineken

•     acquire the remaining shares which it does not already own in brandhouse Beverages (Proprietary) Limited, the beer and spirits sales and marketing joint venture in South Africa, which will become a wholly-owned subsidiary of
       Diageo.

Diageo will receive a total net cash consideration of ZAR2.5 billion (approximately £128 million), subject to customary adjustments. Completion of the transaction is expected before calendar end 2015, and is subject to regulatory approvals.

Ivan Menezes, Chief Executive, commented:

"We have worked very successfully with Heineken and NBL throughout our partnership, growing the beer business and establishing market leadership in spirits. From this leadership position we now believe that Diageo has the necessary scale to move to the next stage of growth for spirits, RTDs and our beer and cider portfolio in a focused, simplified ownership structure."

Jean-François van Boxmeer, Heineken CEO and Chairman of the Heineken Executive Board, said:

"For the past 11 years we have benefitted enormously from our close collaboration with Diageo and I would like to thank them for their valued partnership and wish them well for their future in the region. Our new structure allows us to focus solely on the beer category and strengthens our platform for continued growth. We look forward to working with our longstanding partner Namibia Breweries and are excited about our future prospects in this important part of the global beer market."

-ENDS-

Investor enquiries:

James Crampton
+44 20 8978 4613

Angela Ryker Gallagher
+44 20 8978 4911

investor.relations@diageo.com

Media enquiries:

Clemmie Raynsford
+44 208 978 1221

Lisa Crane
+44 208 978 4771

Global.press.office@diageo.com

Editor notes

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements relating to the financial condition, results of operations and business of Diageo and certain plans and objectives of Diageo. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. These statements are based on assumptions and assessments made by Diageo in light of its experience and its perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and circumstances could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. In particular, no statement regarding earnings per share should be interpreted to mean that earnings per share will necessarily be greater than those for any relevant preceding financial period. Diageo assumes no obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

Diageo PLC - Diageo directors recommend final dividend
Dated 30 July 2015

30 July 2015

Diageo directors recommend final dividend

The directors of Diageo today recommended a final dividend of 34.9 pence per share, an increase of 9% from the year ended 30 June 2014.  The full dividend will therefore be 56.4 pence per share, subject to shareholder approval, an increase of 9% from the year ended 30 June 2014.  The timetable for the full year dividend is as follows:

Announcement Date - 30 July 2015
Ex-Date1 - 13 August 2015
Record Date1 - 14 August 2015
Plan Notice Date for DRIP1 - 17 September 2015
Payment Date (Ordinary shares) - 8 October 2015
Payment Date (ADS holders) - 14 October 2015

1. For Ordinary shares and ADS

Further details on the dividend timetable and information on the dividend reinvestment programme can be found at www.diageo.com.

-ENDS-
Investor enquiries:

Angela Ryker Gallagher
+44 20 8978 4911

Pier Falcione
+44 20 8978 4838

Colette Wright
+44 20 8978 1380

investor.relations@diageo.com

Media enquiries:

Kirsty King
+44 208 978 6855

Victoria Ward
+44 208 978 4353

Global.press.office@diageo.com

Editor notes

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.
Celebrating life, every day, everywhere

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements relating to the financial condition, results of operations and business of Diageo and certain plans and objectives of Diageo. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. These statements are based on assumptions and assessments made by Diageo in light of its experience and its perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and circumstances could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. In particular, no statement regarding earnings per share should be interpreted to mean that earnings per share will necessarily be greater than those for any relevant preceding financial period. Diageo assumes no obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

Diageo PLC - Total Voting Rights
Dated 31 July 2015

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,308,400 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 239,086,159 Ordinary Shares are held in Treasury, in respect of which, voting rights are not exercised.

Therefore, the total number of voting rights in the Company is 2,515,222,241 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

C Matthews
Assistant Company Secretary
31 July 2015

Diageo PLC - Blocklisting Interim Review
Dated 31 July 2015

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 31 July 2015

Name of applicant:		Diageo plc
Name of scheme:		Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan)
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		255,589
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		35,830
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		219,759

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 31 July 2015

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		469,035
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		13,897
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		455,138

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 31 July 2015

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	2 March 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		50,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		195
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		49,805

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

Diageo PLC - Blocklisting Interim Review and Cancellation
Dated 31 July 2015

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Diageo plc announces that the following block listing has been cancelled.

The securities allotted since the previous return released on 19 January 2015 and the outstanding balance not yet issued/allotted under the block listing are set out below.

Date: 31 July 2015

Name of applicant:		Diageo plc
Name of scheme:		Diageo (formerly Guinness) Executive Stock Option Scheme
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		916,286
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		916,286

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Diageo plc announces that the following block listing has been cancelled.

The securities allotted since the previous return released on 19 January 2015 and the outstanding balance not yet issued/allotted under the block listing are set out below.

Date: 31 July 2015

Name of applicant:		Diageo plc
Name of scheme:		Diageo (formerly Guinness) International Sharesave Scheme
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		488,982
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		488,982

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Diageo plc announces that the following block listing has been cancelled.

The securities allotted since the previous return released on 19 January 2015 and the outstanding balance not yet issued/allotted under the block listing are set out below.

Date: 31 July 2015

Name of applicant:		Diageo plc
Name of scheme:		Grand Metropolitan Public Limited Company Executive Stock Option Scheme
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		66,459
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		66,459

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Diageo plc announces that the following block listing has been cancelled.

The securities allotted since the previous return released on 19 January 2015 and the outstanding balance not yet issued/allotted under the block listing are set out below.

Date: 31 July 2015

Name of applicant:		Diageo plc
Name of scheme:		Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		52,982
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		52,982

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 10 August 2015	By: /s/A Syed
Name: A Syed
Title: Company Secretariat